Filed pursuant to Rule 433

Free Writing Prospectus dated February 10, 2026

Registration Statement No. 333-289917

Pricing Term Sheet

The Walt Disney Company

Floating Rate Notes Due 2029

3.750% Notes Due 2029

4.000% Notes Due 2031

4.625% Notes Due 2036

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s preliminary prospectus supplement dated February 10, 2026 (the “Prospectus Supplement”), the accompanying prospectus dated August 28, 2025 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company (the “Company”)

Guarantor:	TWDC Enterprises 18 Corp. (the “Guarantor”)

Title of Securities:

Floating rate notes due 2029 (the “floating rate notes”)

3.750% notes due 2029 (the “2029 notes”)

4.000% notes due 2031 (the “2031 notes”)

4.625% notes due 2036 (the “2036 notes” and, together with the 2029 notes and the 2031 notes, the “fixed rate notes” and, together with the floating rate notes, the “notes”)

Trade Date:	February 10, 2026

Settlement Date (T+2):	February 12, 2026

Maturity Date:	Floating rate notes: March 14, 2029 2029 notes: March 14, 2029 2031 notes: March 14, 2031 2036 notes: March 14, 2036

Aggregate Principal Amount Offered:	Floating rate notes: $500,000,000 2029 notes: $1,000,000,000 2031 notes: $1,500,000,000 2036 notes: $1,000,000,000

Price to Public (Issue Price):	Floating rate notes: 100.000% 2029 notes: 99.872% 2031 notes: 99.559% 2036 notes: 99.215%

Interest Rate:	Floating rate notes: Compounded SOFR plus 47 basis points 2029 notes: 3.750% 2031 notes: 4.000% 2036 notes: 4.625%

Interest Payment Dates:

Interest on the floating rate notes will be payable quarterly in arrears on March 14, June 14, September 14 and December 14 of each year, commencing on June 14, 2026.

Interest on the 2029 notes will be payable semi-annually in arrears on March 14 and September 14 of each year, commencing on September 14, 2026.

Interest on the 2031 notes will be payable semi-annually in arrears on March 14 and September 14 of each year, commencing on September 14, 2026.

Interest on the 2036 notes will be payable semi-annually in arrears on March 14 and September 14 of each year, commencing on September 14, 2026.

Regular Record Dates:

With respect to the floating rate notes, February 27, May 30, August 30 and November 29, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

With respect to the 2029 notes, February 27 and August 30, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

With respect to the 2031 notes, February 27 and August 30, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

With respect to the 2036 notes, February 27 and August 30, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

Day Count Convention:	Floating rate notes: Actual/360 Fixed rate notes: 30/360

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes.

Proceeds to the Company:	Approximately $3,972,755,000 (after deducting the underwriting discounts, but before deducting estimated offering expenses payable by the Company)

Underwriting Discounts:	Floating rate notes: 0.200% 2029 notes: 0.200% 2031 notes: 0.300% 2036 notes: 0.400%

CUSIP No.:	Floating rate notes: 254687 GB6 2029 notes: 254687 GC4 2031 notes: 254687 GD2 2036 notes: 254687 GE0

ISIN:	Floating rate notes: US254687GB61 2029 notes: US254687GC45 2031 notes: US254687GD28 2036 notes: US254687GE01

Benchmark Treasury:	Floating rate notes: N/A 2029 notes: 3.500% due January 15, 2029 2031 notes: 3.750% due January 31, 2031 2036 notes: 4.000% due November 15, 2035

Benchmark Treasury Price and Yield:	Floating rate notes: N/A 2029 notes: 99-30 3/4; 3.513% 2031 notes: 100-07 3/4; 3.696% 2036 notes: 98-27+; 4.143%

Spread to Benchmark Treasury:	Floating rate notes: N/A 2029 notes: +28 basis points 2031 notes: +40 basis points 2036 notes: +58 basis points

Yield to Maturity:	Floating rate notes: N/A 2029 notes: 3.793% 2031 notes: 4.096% 2036 notes: 4.723%

Expected Ratings*:	Moody’s: A2/Stable S&P: A/Stable

Optional Redemption:

The floating rate notes will not be subject to redemption at the Company’s option prior to their maturity date.

The fixed rate notes of any series of notes may be redeemed, in whole or in part, at the option of the Company, at a “make-whole” calculated using the Treasury Rate (as defined in the Prospectus Supplement) plus 5 basis points in the case of the 2029 notes, 10 basis points in the case of the 2031 notes and 10 basis points in the case of the 2036 notes.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Bank of China (Europe) S.A. Barclays Capital Inc. Commerz Markets LLC Siebert Williams Shank & Co., LLC Standard Chartered Bank

Junior Co-Managers:	AmeriVet Securities, Inc. Blaylock Van, LLC R. Seelaus & Co., LLC

*	NOTE: A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL, OR HOLD SECURITIES AND MAY BE SUBJECT TO REVISION OR WITHDRAWAL AT ANY TIME.

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, J.P. Morgan Securities LLC toll free at 1-212-834-4533, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856, or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS PRICING TERM SHEET AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS PRICING TERM SHEET BEING SENT VIA BLOOMBERG OR ANOTHER MAIL SYSTEM.